UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the Month of January 2018

(Commission File. No 0-30718).

SIERRA WIRELESS, INC., A CANADIAN CORPORATION
(Translation of registrant’s name in English)

13811 Wireless Way Richmond, British Columbia, Canada V6V 3A4
(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F           40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes:      ____      No:    X

Sierra Wireless AirPrime® Modules Certified On T-Mobile’s NB-IoT Network

Sierra Wireless embedded modules on T-Mobile network will transform IoT applications by enabling lower cost, longer battery life and superior coverage

VANCOUVER, British Columbia--(BUSINESS WIRE)--January 9, 2018--Sierra Wireless (NASDAQ: SWIR) (TSX: SW), the leading provider of fully integrated device-to-cloud solutions for the Internet of Things (IoT), today announced that Sierra Wireless AirPrime® WP77 embedded wireless modules are now certified to operate on T-Mobile’s NB-IoT network, which is live in Las Vegas and will be nationwide mid-year.

NB-IoT, part of the 3GPP standard for Low Power Wide Area (LPWA) networks, supports large-scale IoT deployments such as smart city services, smart metering, supply chain management, and industrial equipment monitoring. LPWA has been embraced by leading global carriers, which helps build a broad base of ecosystem partners, devices and applications for global markets.

Advantages of LPWA compared to traditional cellular connectivity options include:

  Longer battery life targeting up to 10 years.
  Better coverage for IoT devices underground and deep inside buildings.
  Reduced module and deployment cost.

“T-Mobile’s NB-IoT network in the U.S. makes cellular the superior option for connecting IoT solutions, which will benefit existing applications and enable many new ones,” said Dan Schieler, Senior Vice President and General Manager, OEM Solutions at Sierra Wireless. “Sierra Wireless WP77 modules will help customers take advantage of NB-IoT’s improved coverage and battery life, with dramatically simplified development for applications like secure gateways for smart homes and cities.”

The WP77 also supports LTE-M (Cat-M1) with 2G fallback, an integrated GNSS receiver, and comprehensive set of interfaces for connecting sensors with a dedicated application CPU core running the Linux-based open source Legato® application framework. WP77 modules are fully compliant with the 3GPP Release 13 standard and footprint compatible with all 3G and 4G (Cat-1/3/4) WP Series. For more information, visit http://www.sierrawireless.com/LPWA.

For more information about LPWA AirPrime embedded wireless modules, visit: https://www.sierrawireless.com/lpwa. To contact the Sierra Wireless Sales Desk, call +1 (604) 232-1488 or visit http://www.sierrawireless.com/sales.

Note to editors:
To view and download images of Sierra Wireless products, please visit http://www.sierrawireless.com/newsroom/productimages.aspx.

About Sierra Wireless
Sierra Wireless (NASDAQ: SWIR) (TSX: SW) is an IoT pioneer, empowering businesses and industries to transform and thrive in the connected economy. Customers Start with Sierra because we offer a device to cloud solution, comprised of embedded and networking solutions seamlessly integrated with our secure cloud and connectivity services. OEMs and enterprises worldwide rely on our expertise in delivering fully integrated solutions to reduce complexity, turn data into intelligence and get their connected products and services to market faster. Sierra Wireless has 1,500 employees globally and operates R&D centers in North America, Europe and Asia. For more information, visit www.sierrawireless.com.

Connect with Sierra Wireless on the IoT Blog at http://www.sierrawireless.com/iot-blog, on Twitter at @SierraWireless, on LinkedIn at http://www.linkedin.com/company/sierra-wireless and on YouTube at http://www.youtube.com/SierraWireless.

“Sierra Wireless”, and “AirPrime” are registered trademarks of Sierra Wireless. Other product or service names mentioned herein may be the trademarks of their respective owners.

Forward Looking Statements
This press release contains forward-looking statements that involve risks and uncertainties. These forward-looking statements relate to, among other things, plans and timing for the introduction or enhancement of our services and products, statements about future market conditions, supply conditions, channel and end customer demand conditions, revenues, gross margins, operating expenses, profits, and other expectations, intentions, and plans contained in this press release that are not historical fact. Our expectations regarding future revenues and earnings depend in part upon our ability to successfully develop, manufacture, and supply products that we do not produce today and that meet defined specifications. When used in this press release, the words "plan", "expect", "believe", and similar expressions generally identify forward-looking statements. These statements reflect our current expectations. They are subject to a number of risks and uncertainties, including, but not limited to, changes in technology and changes in the wireless data communications market. In light of the many risks and uncertainties surrounding the wireless data communications market, you should understand that we cannot assure you that the forward-looking statements contained in this press release will be realized.

CONTACT:
Sierra Wireless
Kim Homeniuk, +1-604-233-8028
khomeniuk@sierrawireless.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

		By:	/s/ David G. McLennan

David G. McLennan, Chief Financial Officer and Secretary

Date:	January 9, 2018